Exhibit 4.11

CONVERSION AND VOTING AGREEMENT

THIS CONVERSION AND VOTING AGREEMENT (this “Agreement”), made effective as of the 1st day of August, 2003, is between Hypertension Diagnostics, Inc., a Minnesota corporation (the “Company”), and Alpha Capital Aktiengesellschaft, Stonestreet Limited Partnership and Ellis Enterprises Ltd., being the holders (each a “Holder” and collectively, the “Holders”) of (i) the Company’s 8% Convertible Notes due March 27, 2005, (the “Notes”) and (ii) warrants (the “Warrants”) to purchase shares of the Company’s common stock, $.01 par value per share (the “Common Stock”) issued on March 27, 2002 in connection with the Company’s sale of the Notes pursuant to that certain Subscription Agreement dated March 27, 2002 between the Company and the subscribers named therein (including all exhibits, schedules and ancillary agreements relating thereto, the “Subscription Agreement”).

W I T N E S S E T H

WHEREAS, as of the date hereof, the Company has outstanding $518,023.50 aggregate principal amount and as of July 10, 2003, $11,956.57 in accrued but unpaid interest on the Notes held by the Holders, and the Company has issued to the Holders Warrants to purchase 175,000 shares of Common Stock; and

WHEREAS, the Company and the Holders desire to provide for conversion of the aggregate principal and accrued but unpaid interest relating to the Notes as of the Closing Date, as defined in Section 3(a), at specified rates under the terms and conditions set forth in this Agreement, subject to certain restrictions on voting and disposition with respect to the shares received upon such conversion in full satisfaction of any and all obligations relating to the Notes, except as otherwise set forth herein.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the parties hereto agree as follows:

1.             Conversion Privilege.

a.             Notwithstanding anything in the Notes or the Subscription Agreement to the contrary, on the Closing Date, each Holder shall irrevocably convert (the “Conversion”), without delivery of any notice of or demand for conversion: (a) such portion of the outstanding principal and accrued but unpaid interest relating to the Notes as set forth on Exhibit A under the heading the “First Conversion Amount” into shares of the Company’s Common Stock at a rate of one (1) share of Common Stock for each $.12 of First Conversion Amount for a total of 1,472,168 shares of Common Stock, allocated among the Holders as set forth on Exhibit A (the “First Satisfaction Shares”) and (b) after reducing the Notes by the First Conversion Amount, such remaining portion of the outstanding principal and accrued but unpaid interest relating to the Notes as set forth on Exhibit A under the heading the “Second Conversion Amount” into shares of the Company’s Common Stock at a rate of one (1) share of Common Stock for each $.20 of Second Conversion Amount for a total of 1,766,599 shares of Common Stock, allocated among the Holders as set forth on Exhibit A (the “Second Satisfaction Shares”).  The First

Conversion Amount and Second Conversion Amount shall be referred to collectively as the “Conversion Amounts” and the First Satisfaction Shares and the Second Satisfaction Shares shall be referred to collectively as the “Satisfaction Shares.”

b.             Effect Conversion.  The Holders acknowledge and agree that upon the Conversion of the Conversion Amounts, the Holders shall have no further rights with respect to the Conversion Amounts or the portion of the Notes reduced thereby, other than a right to the Satisfaction Shares and those rights of Section 4 of the Subscription Agreement, including no right to adjustment in the rate or time of conversion or securities issuable upon conversion.

2.             Restriction on Transfer of Satisfaction Shares.  Each Holder hereby agrees that it will not offer, sell, assign, pledge, hypothecate or otherwise transfer the Satisfaction Shares from the Closing Date and to the earlier to occur of: (a) one (1) business day following the date the Company declares a record date for determination of shareholders entitled to receive notice of, and vote at, a meeting of shareholders with respect to the Proposal, as defined below; or (b) one hundred twenty (120) calendar days following the date of the Series A Closing, as defined in Section 3(a).  Each Holder agrees that each certificate representing the Satisfaction Shares shall be endorsed by the Company with a legend (in addition to the legend set forth in Section 9) reading as follows:

THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A CONVERSION AND VOTING AGREEMENT BY AND BETWEEN THE COMPANY AND THE HOLDER HEREOF (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY), AND NO TRANSFER OF THE SHARES EVIDENCED HEREBY SHALL BE EFFECTIVE EXCEPT IN COMPLIANCE WITH THE TERMS THEREOF.

The Company agrees to cause the certificates representing the Satisfaction Shares to be reissued without the legend set forth above at such time as the restriction on transfer of this Section 2 shall lapse.  The Company acknowledges and agrees that the rights of the Holder described in Section 4 of the Subscription Agreement shall apply to the Satisfaction Shares with respect to the above legend.

3.             Closing of the Conversion.

a.             Closings and Closing Dates.  The closing of the Conversion (the “Closing”) shall take place at the offices of Lindquist & Vennum, P.L.L.P., 80 South Eighth Street, Suite 4200, Minneapolis, Minnesota 55402, upon two (2) business days’ notice.  The Closing shall occur concurrently with the final closing (the “Series A Closing”) of a private placement of at least one million three hundred thousand dollars ($1,300,000) of the Company’s Common Stock and the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) or at such other place or different time or day as may be mutually acceptable to the Holders, the purchasers of the Series A Preferred Stock and the Company (the “Closing Date”).

b.             Closing Procedures.  At the Closing, the Holder shall deliver to the Company such Holder’s original Notes and an originally executed Proxy and upon receipt thereof, the Company will deliver to the Holders the Satisfaction Shares.  The Holder further acknowledges and agrees that the Holder’s delivery and surrender of the Notes is not effective until receipt thereof by the Company, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company.

c.             Closing Contingency.  Notwithstanding any provision of this Agreement to the contrary, no party shall be obligated to proceed with the Conversion and the Conversion shall be deemed abandoned, if the Series A Closing does not occur on or prior to August 30, 2003.  In the event of the termination of the Conversion pursuant to this paragraph, each and every representation, warranty or agreement made as of the Closing Date shall be deemed not made and shall have no binding effect on any party.  The parties hereby agree that the termination of the Conversion pursuant to this paragraph shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.  In the event of termination of the Conversion, nothing contained in this Agreement shall relieve any party from any liability or impair the rights of any party under the Subscription Agreement, Notes or Warrants.

d.             Forbearance Pending Closing.  From and after the date of this Agreement until the Closing Date, no Holder shall have the right to demand, and each Holder shall forbear from any demand for: (a) the conversion into Common Stock of the Company of any principal or interest relating to such Holder’s Note; (b) the exercise of the Warrant held by such Holder; or (c) payment by the Company of any principal, interest, penalties, assessments, fees or other amounts related to the Notes, Warrants or the Subscription Agreement, however described or denominated.

4.             Release as of the Closing Date.  Each Holder acknowledges and agrees that, upon the Closing: (a) the Company will have no further obligations under the Notes, including, but not limited to, the obligation to pay any principal, interest, penalties, assessments, fees or other amounts related to the Notes, however described or denominated; and (b) except for Warrant Rights, the Holder releases the Company, its employees, officers and directors of any and all losses, claims, damages, liabilities, demands, actions and causes of action that the Holder may have against the Company relating to the Notes, the Warrants or the Subscription Agreement as of and through the Closing Date.  The term “Warrant Rights” shall mean all rights of the Holder under the Warrants and, except as otherwise set forth herein, under the Subscription Agreement as such rights relate to the Warrants, but shall not include any registration rights made or granted to or for the benefit of the Holder.

5.             Voting of Common Stock.  Each Holder hereby covenants and agrees to vote: (a) all of the Satisfaction Shares acquired by it in favor of, and (b) any and all voting securities held by it as of the record date with respect to a meeting of the Company’s voting securities relating to the Proposal, as described below, in favor of the Proposal. The term “Proposal” shall mean a proposal presented to the holders of the Company’s voting securities to approve an amendment to the Company’s Articles of Incorporation to increase the number of shares of common stock,

$.01 par value, authorized (the “Proposal”).  On the Closing Date, each Holder shall deliver to the Company an original of the Irrevocable Proxy with respect to the Satisfaction Shares attached hereto as Exhibit B and will grant and deliver to the Company or its designee, at the expense of the Company, any and all proxies necessary to give effect to the obligations of the Holder set forth in this Section.  The obligations of this Section shall terminate upon the earlier to occur of: (a) one (1) business day following the date the Company declares a record date for determination of shareholders entitled to receive notice of, and vote at, a meeting of shareholders with respect to the Proposal, as defined above or (b) one hundred twenty (120) calendar days following the date of the Series A Closing.

6.             Representations and Warranties of the Holder.  In consideration of the Company’s obligations in the Conversion, each Holder, for itself, hereby represents and warrants, as of the date hereof and through the Closing Date, to the Company as follows:

a.             Information About the Notes.  Such Holder is the registered holder of the Notes tendered for conversion, and the information described on Exhibit A hereto is true, accurate and complete.  The Notes described on Exhibit A hereto constitute all of the Notes held by such Holder.  Such Holder has good and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances and adverse claims.  Such Holder will, upon request, execute and deliver any additional documents reasonably requested by the Company as necessary or desirable to complete and give effect to the transactions contemplated hereby.

b.             Organization, Standing, etc.  Such Holder is an entity duly organized, validly existing and in good standing under the laws of its place of organization.  Such Holder has the requisite corporate power and authority to tender and convert the Notes and to otherwise perform its obligations under this Agreement.

c.             Corporate Acts and Proceedings.  This Agreement has been duly authorized by all necessary corporate action on behalf of such Holder, and has been duly executed and delivered by authorized officers of such Holder.  Each Holder is authorized to consummate the Conversion and accept in satisfaction of the Notes, the Satisfaction Shares.  This Agreement is a valid and binding obligation of such Holder, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and except for judicial limitations on the enforcement of the remedy of specific enforcement and other equitable remedies.

d.             Information about Holders; Accredited Investor. Such Holder is an “accredited investor”, as such term is defined in Regulation D of the Act, is experienced in investments and business matters, has made investments of a speculative nature and has purchased securities of United States publicly-owned companies in private placements in the past and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable such Holder to utilize the information about the Company made available by the Company or by the U.S. Securities and Exchange Commission (the “Commission”) EDGAR system to evaluate the merits and risks of and to make an informed investment decision with respect to the Conversion.

e.             Information About Satisfaction Shares; No Market; Restrictions on Transfer.   Such Holder acknowledges and agrees that: (i) there are substantial restrictions on the transfer of the Satisfaction Shares; (ii) the Company’s Common Stock is traded on the OTC Bulletin Board and subject to rules under the Securities Exchange Act of 1934 relating to “penny stocks”; and (iii) accordingly, for the above and other reasons, such Holder may not be able to liquidate an investment in the Satisfaction Shares, and may be required to bear the economic risk of such Holder’s investment in the Satisfaction Shares for an indefinite period.  Such Holder acknowledges and agrees that the Satisfaction Shares have not been registered for sale under the Act or applicable state securities laws (the “State Laws”), and may be sold only pursuant to registration under the Act and State Laws, or pursuant to an opinion of counsel acceptable to the Company that such registration is not required.  Such Holder acknowledges and agrees that the Company is not required to register the Satisfaction Shares or to make any exemption from registration available other than an exemption under Rule 144. Such Holder acknowledges that the Satisfaction Shares are being issued pursuant to exemptions from such laws and that the Company’s reliance upon such exemptions is predicated in part on such Holder’s representations to the Company as contained herein.

Such Holder understands such Holder may not sell any of the Satisfaction Shares pursuant to Rule l44 prior to the expiration of a one-year period after such Holder has acquired such securities which the Company acknowledges began on March 27, 2002 with the Acquisition of the Notes by virtue of the provisions of Rule 144(d)(3)(ii).  Such Holder understands that any sales of the Satisfaction Shares pursuant to Rule l44 can be made only in full compliance with the provisions of Rule l44.

f.              High Degree of Risk.  Such Holder realizes that an investment in shares of the Satisfaction Shares is highly speculative, illiquid and involves a high degree of risk, including the risks of receiving no return on the investment and of losing such Holder’s entire investment in the Company.  Such Holder has evaluated all of the risks of an investment in shares of the Satisfaction Shares.  Such Holder is able to bear the economic risk of an investment in shares of the Satisfaction Shares, including the total loss of such investment.

g.             Suitability.  Such Holder believes that the investment in shares of the Satisfaction Shares is suitable for the undersigned based upon such Holder’s investment objectives and financial needs, and such Holder has adequate means for providing for its current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Satisfaction Shares.  Such Holder has obtained, to the extent such Holder deems necessary, its own professional advice with respect to the risks inherent in the investment in the Satisfaction Shares, and the suitability of the investment in the Satisfaction Shares in light of such Holder’s financial condition and investment needs.

h.             Investment Intent.  Such Holder represents and warrants that the Satisfaction Shares are being purchased for such Holder’s own account and for such Holder’s investment and without the present intention of reselling or redistributing the same, that such Holder has made no agreement with others regarding the Satisfaction Shares and that such Holder’s financial condition is such that it is not likely that it will be necessary to dispose of any of the Satisfaction Shares in the foreseeable future.  Such Holder is aware that, in the view of the Commission, an acquisition of the Satisfaction Shares with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of the Satisfaction Shares and for which the Satisfaction Shares were pledged as security, would represent an intent inconsistent with the representations set forth above.

i.              Information About the Company.  Such Holder has had access to publicly available financial and other information on the business of the Company.  No material non-public information has been made available to Holder in connection with this Agreement.  Such Holder has had an opportunity to ask questions of, and receive answers from, the Company concerning the business, management and financial affairs of the Company and the terms and conditions of the Conversion and the Satisfaction Shares.  Such Holder has had an opportunity to obtain, and has received, any and all additional information deemed necessary by such Holder to verify such information in order to form a decision concerning whether or not to consummate the Conversion.

j.              Tax Liability.  Such Holder has reviewed with such Holder’s own tax advisors the federal, state, local and foreign tax consequences of the Conversion and the transactions contemplated by this Agreement, and has and will rely solely on such advisors and not on any statements or representations of the Company or any of its agents.  Such Holder understands that such Holder (and not the Company) shall be responsible for such Holder’s own tax liability that may arise as a result of the Conversion and the transactions contemplated by this Agreement.

7.             Representations of the Company.  In consideration of the Holders’ obligations in the Conversion, the Company hereby represents and warrants as of the date hereof and through the Closing Date to each of the Holders as follows:

a.             Organization, Standing, etc.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, and has the requisite corporate power and authority to own its properties and to carry on its business in all material respects as it is now being conducted.  The Company has the requisite corporate power and authority to perform the Conversion, to issue the Satisfaction Shares and to otherwise perform its obligations under this Agreement.

b.             Corporate Acts and Proceedings.  This Agreement has been duly authorized by all necessary corporate action on behalf of the Company, and has been duly executed and delivered by authorized officers of the Company. This Agreement is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and except for judicial limitations on the enforcement of the remedy of specific enforcement and other equitable remedies.

c.             Issuance of Satisfaction Shares.  All corporate action necessary to the authorization, issuance and delivery of the Satisfaction Shares has been taken on the part of the Company, or will be taken by the Company on or prior to the issuance of the Satisfaction Shares.  Upon issuance in accordance with the terms of this Agreement, the Satisfaction Shares will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof, except as specifically set forth in Sections 2 and 5 of this Agreement.

d.             No Conflicts; Governmental Consents.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not: (i) conflict with or result in a violation of any provision of the Articles of Incorporation or By-laws of the Company; (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which the Company is a party; (iii) result in a material violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company.  Except for defaults under the Notes, the Company is not in default (and no event has occurred which with notice or lapse of time or both could put the Company in default) under, and the Company has not taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party or by which any property or assets of the Company is bound or affected.  Except as required under the Act and any applicable state securities laws, the Company is not required to obtain any consent, approval, qualification, authorization or order of, or make any filing or registration with, any court, governmental agency or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement, or to issue the Satisfaction Shares in accordance with the terms of this Agreement.

8.             Restrictive Legend.  The Holder agrees that the Company shall place a restrictive legend on the Satisfaction Shares containing substantially the following language:

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”), and have not been registered under any state securities laws.  These securities may not be sold, offered for sale or transferred without first obtaining (i) an opinion of counsel reasonably satisfactory to the Company that such sale or transfer lawfully is exempt from registration under the Act and under the applicable state securities laws or (ii) such registration.

The Company acknowledges and agrees that the rights of the Holder described in Section 4 of the Subscription Agreement shall apply to the Satisfaction Shares with respect to the above legend.

9.             Miscellaneous.

a.             Fees of Counsel.  Concurrently with the execution of this Agreement, the Company shall pay for counsel to the Holders its fees of $5,000 for services rendered to the Holders in connection with this Agreement.

b.             Survival of Representations and Warranties; Indemnification.  Each Holder and the Company agree that the agreements, representations and warranties contained in this Agreement shall survive and remain in full force and effect after the execution hereof and after the Conversion.  Each Holder further agrees to indemnify and hold harmless the Company and each current and future officer, director, employee, agent and shareholder of the Company from and against any and all loss, damage or liability due to, or arising out of a breach of any agreement, representation or warranty of such Holder contained herein.  The Company further agrees to indemnify and hold harmless each Holder and each respective current and future officer, director, employee, agent and shareholder of such Holder from and against any and all loss, damage or liability due to, or arising out of, a breach of any agreement, representation or warranty of the Company contained herein.

c.             No Assignment; Binding Effect.  Neither this Agreement, nor any interest herein, shall be assignable by the Holders without prior written consent of the Company.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns.

d.             Entire Agreement.  This Agreement, including the Exhibits attached hereto, constitutes the entire agreement of the parties relative to the subject matter hereof and supersedes any and all other agreements and understandings, whether written or oral, relative to the matters discussed herein.

e.             Governing Law.  This Agreement shall be governed by the internal laws of the State of New York without giving application to the choice of law provisions of that jurisdiction.  Any action brought by any party against the other concerning this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York.  Each of the Company and the Holders hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.

f.              Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 4:30 p.m. (Central Time) on a Business Day; (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in Exhibit A later than 4:30 p.m. (Central Time) on any date and earlier than 11:59 p.m.

(Central Time) on such date or if such notice or transmission is delivered via facsimile on a day that is not a Business Day; (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service; or (iv) upon actual receipt by the party to whom such notice is required to be given.

If to the Company:	Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108
Eagan, MN 55121-1562
	Attn:	President
	Fax:	(651) 687-0485

With copies to:	Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
	Attn:	Girard P. Miller
	Fax:	(612) 371-3207

If to the Holders:	To the address of set forth on Exhibit A with respect to each.

With copies to:	Grushko and Mittman, P.C.
551 Fifth Avenue, Suite 1601
New York, NY 10176
	Attn:	Barbara Mittman
	Fax:	(212) 697-3575

“Business Day” means a day other than a Saturday, Sunday or day on which banking institutions in New York are authorized or required to remain closed.

g.             Counterparts.  This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

[signatures next page]

IN WITNESS WHEREOF, the parties hereto have entered into this CONVERSION AND VOTING AGREEMENT as of the date first above written.

The Holders:

ALPHA CAPITAL AKTIENGESELLSCHAFT

By:

Its:

STONESTREET LIMITED PARTNERSHIP

By:

Its:

ELLIS ENTERPRISES LTD.

By:

Its:

The Company:

HYPERTENSION DIAGNOSTICS, INC.

By:	Greg H. Guettler
Its:	President

EXHIBIT A

INFORMATION REGARDING HOLDERS AND CONVERSION

Description of 8% Convertible Notes and the Holders		First Conversion Amount	First Satisfaction Shares	Second Conversion Amount	Second Satisfaction Shares
Names and Address of Registered Holder	Original Principal Amount
Alpha Capital Aktiengesellschaft Pradafant 7 9490 Furstentums Vaduz, Lichtenstein Fax: 011-42-32323196	$700,000	$105,620.82	880,174	$211,241.65	1,056,208
Stonestreet Limited Partnership 320 Bay Street, Suite 1300 Toronto, ON M5H 4A6, Canada Fax: 416-956-8989	$550,000	$57,683.23	480,694	$115,366.48	576,832
Ellis Enterprises Ltd. 42A Waterloo Road London, England NW2 7UF Fax: 011-441-014809004	$150,000	$13,355.96	111,300	$26,711.93	133,559
TOTAL	$1,400,000	$176,660.01	1,472,168	$353,320.06	1,766,599

EXHIBIT B

IRREVOCABLE PROXY